Exhibit 2.3

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 25, 2023 by and among (i) Smoke Holdco, LLC, a Colorado limited liability company (“Buyer”), (ii) Medicine Man Technologies, Inc. (d/b/a Schwazze), a Nevada corporation (“Parent”), (iii) Cannabis Care Wellness Centers, LLC (d/b/a Smokey’s), a Colorado limited liability company (“Cannabis Care”), (iv) Green Medicals Wellness Center #5, LLC (d/b/a Smokey’s), a Colorado limited liability company (“Green Medicals,” and together with Cannabis Care, “Sellers” and each a “Seller”), (v) Jeremy Ryan Lewchuk (“Lewchuk”), (vi) T&B Holdings LLC, a Colorado limited liability company (“T&B”), and (vii) Thomas Jerome Wilczynski (“Wilczynski,” and together with Lewchuk and T&B, “Equityholders” and each an “Equityholder”), and (viii) Thomas Jerome Wilczynski in his capacity as the Representative of the Seller Parties (as defined herein) (“Representative”). Buyer, Parent, Sellers, Equityholders, and Representative are sometimes referred to herein as the “Parties” and each, as a “Party.” Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on Exhibit A attached hereto.

A.Equityholders collectively hold all of the issued and outstanding equity securities of each Seller as set forth on Schedule 3(c)(i).

B.Sellers are engaged in the business of owning and operating the retail and medical marijuana stores set forth opposite each Seller’s name in the table below pursuant to the Permits issued by the Governmental Authorities set forth below (collectively, the “Business,” and each license set forth below, a “Purchased License”):

Seller	Business Conducted	Location	Purchased License
Cannabis Care	Retail Marijuana Store	2515 7th Ave., Garden City, CO 80631 (the “Garden City Location”)	State of Colorado License: 402R-00169 Local License: RL-2515-23
Cannabis Care	Medical Marijuana Center	The Garden City Location	State of Colorado License: 402-00419 Local License: ML-2515-23
Green Medicals	Retail Marijuana Store	5740 S. College Ave. Fort Collins, CO 80525 (the “Fort Collins Location”)	State of Colorado License: 402R-00554 Local License: 14009.1-RMJS
Green Medicals	Medical Marijuana Center	The Fort Collins Location	State of Colorado License: 402-00858 Local License: 13007.1-MMJS

C.  In addition to the Purchased Licenses, each Seller owns the following licenses, as applicable, which will be relocated following the Closing (collectively, the “Relocated Licenses”):

Seller	Business Conducted	Location	Relocated License
Cannabis Care	Retail Marijuana Cultivation Facility	The Garden City Location	State of Colorado License: 403R-00221 Local License: MCF-2515-23
Green Medicals	Medical Marijuana Facility	The Garden City Location	State of Colorado License: 403-01326 Local License: MM-CF-2515-23

D.  In addition to the Purchased Licenses and Relocated Licenses, each Seller owns the following licenses, as applicable, which are not included in the Purchased Licenses or Purchased Assets (as defined herein) (collectively, the “Retained Licenses”):

Seller	Business Conducted	Location	Retained License

CC Trinidad LLC (d/b/a Trinidad Gardens) (“CC Trinidad”)	Retail Marijuana Store	422 N. Commercial St. Trinidad, CO 81082 (the “Trinidad Location”, and together with the Garden City Location and Fort Collins Location, the “Locations”)	State of Colorado License: 402R-00389 Local License: 2022-019R
CC Trinidad	Retail Marijuana Cultivation Facility	The Trinidad Location	State of Colorado License: 403R-00443 Local License: 2022-018R
CC Trinidad	Medical Marijuana Center	The Trinidad Location	State of Colorado License: 402-00949 Local License: 2022-002M
CC Trinidad	Medical Marijuana Cultivation	The Trinidad Location	State of Colorado License: 403-01495 Local License: 2022-001M

D.  Each Seller desires to sell, and Buyer desires to purchase, all of the assets of each Seller related to, or which are used in or held for use in connection with, the operation of the Business, pursuant to the terms set forth herein.

E.  Each Seller will relocate the Relocated Licenses, as applicable and in accordance with the terms and conditions of this Agreement.

F.  Each Seller will retain the Retained Licenses, as applicable, which will not be purchased by Buyer or surrendered in connection with this Agreement and the transactions contemplated hereby.

ARTICLE I.

PURCHASE AND SALE OF PURCHASED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

Section 1.1.Purchased Assets; Excluded Assets.(a)Purchased Assets. Pursuant to the terms set forth herein, at the Closing, each Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase, acquire and accept from each Seller, all of the tangible and intangible assets of such Seller related to, or used in or held for use in connection with, such Seller’s portion of the Business, other than the Excluded Assets but including the assets of the applicable Seller set forth on Schedule 1.1(a) (collectively, the “Purchased Assets”), free and clear of all Encumbrances.

(b)Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Purchased Assets will not include any assets set forth on Schedule 1.1(b) (the “Excluded Assets”).

Section 1.2.Assumed Liabilities; Excluded Liabilities.(a)Assumed Liabilities. Pursuant to the terms set forth herein, at the Closing, Buyer will assume only the Liabilities of Sellers specifically identified on Schedule 1.2(a) (collectively, the “Assumed Liabilities”).

(b)Excluded Liabilities. Except for the Assumed Liabilities, Buyer will not assume, and the applicable Seller will pay, defend, discharge and perform, as and when due, and otherwise retain and remain solely responsible for, all Liabilities that are not expressly included in the Assumed Liabilities, including the Liabilities set forth on Schedule 1.2(b) (such excluded Liabilities, the “Excluded Liabilities”).

ARTICLE II.

PURCHASE PRICE AND RELATED MATTERS

Section 2.1.Purchase Price. The aggregate consideration payable by Buyer to the Seller Parties for the Purchased Assets is (a) an amount payable in immediately available funds equal to $3,750,000 (the “Cash Consideration”), (b) a number of shares of Parent Common Stock payable to Equityholders, on behalf of Sellers, equal to the quotient of (i) $3,150,000 divided by (ii) the Per Parent Share Price (the “Stock Consideration”) and (c) the Deferred Shares issuable pursuant to the terms of Section 2.2(b) (subject to Section 8.1(e)) (clauses (a) through (c), the “Purchase Price”). Payment of Purchase Price at the Closing. At the Closing, and subject to the satisfaction or waiver of all of the conditions set forth in Section 6.1 and Section 6.2: Cash Consideration. Buyer will pay, or cause to be paid, the following amounts to the following Persons from the Cash Consideration:

(i)the aggregate amount of Indebtedness identified in the Payoff Letters (the “Closing Date Repaid Indebtedness”) pursuant to, and in the amounts and to the Persons specified in, the respective Payoff Letters;

(ii)the aggregate amount of the Seller Transaction Expenses (including the Seller Shaw Payment) identified in the Seller Transaction Expenses Invoices (the “Closing Date Seller Transaction Expenses”) pursuant to, and in the amounts and to the Persons specified in, the respective Seller Transaction Expenses Invoices; and

(iii)an amount equal to (A) the Cash Consideration, minus (B) the Closing Date Repaid Indebtedness, minus (C) the Closing Date Seller Transaction Expenses, minus (D) the Cash Holdback Amount, to Sellers in accordance with each such Seller’s Pro Rata Portion, by wire transfer of immediately available funds to the account of each Seller designated by such Seller in writing prior to the Closing Date.

(b)Stock Consideration and Deferred Shares. At the Closing, Parent will issue to each Equityholder such Equityholder’s Pro Rata Portion of the Stock Consideration. Subject to Section 8.1(e), within ten Business Days after the date that is 18 months after the Closing Date (the “Release Date”), Parent will issue a number of additional shares of Parent Common Stock (collectively, the “Deferred Shares”) (rounded down to the nearest whole share) to Equityholders (on behalf of the Sellers) in accordance with their Pro Rata Portions equal to the quotient of: (i) an amount of (1) $600,000 minus (2) an amount equal to any amounts which have already been determined are necessary to compensate any Buyer Indemnified Party for Damages as provided in Section 8.1 and which such Buyer Indemnified Party has not, as of such time, recovered from another source of recovery pursuant to Section 8.1(d), divided by (ii) the Per Parent Share Price. For the avoidance of doubt, all issuances of Parent Common Stock made to Equityholders pursuant to this Agreement (including the Deferred Shares) is for convenience purposes only, and all such issuances will be treated, including for all applicable Tax purposes, as being paid to Sellers in their Pro Rata Portion first and then distributed by each applicable Seller to the Equityholders (or if any Seller is liquidated, dissolved or otherwise ceases its existence prior to the issuance of any Deferred Shares, such Seller will be treated as distributing any right to receive the applicable Deferred Shares pursuant to this Agreement to the Equityholders upon such liquidation, dissolution or upon otherwise ceasing to exist). The Parties agree to file all Tax Returns in a manner consistent with the foregoing sentence.

(c)Cash Holdback Amount. Buyer will hold back $150,000 (the “Cash Holdback Amount”), from the proceeds of the Purchase Price payable at the Closing for purposes of securing certain obligations of the Seller Parties as set forth herein. The Cash Holdback Amount will be held back and then released pursuant to the terms and conditions of this Agreement (including Section 8.1(e)).

Section 2.3.Financial Requirements; Post-Closing Adjustments.

(a)Financial Requirements.

(i)Minimum Marijuana Inventory. At the Closing, the aggregate value of Marijuana Inventory included in the Purchased Assets located at the Locations and delivered to Buyer will be not less than $50,000 for the Garden City Location and not less than $50,000 for the Fort Collins Location, in each case, calculated at actual cost-basis, which is equal to the last purchase price paid by the applicable Seller to purchase the applicable Marijuana Inventory or the applicable Seller’s cost of goods sold in manufacturing the applicable Marijuana Inventory, as applicable (the “Minimum Marijuana Inventory”); and

(ii)Minimum Cash. At the Closing, the unrestricted cash included in the Purchased Assets and delivered to Buyer at Closing will not be less than $100 in each point-of-sale system contained in each of the Locations (the “Minimum Cash”).

(b)Post-Closing Adjustments. Within 60 days of the Closing Date, Buyer will prepare its calculation of the Marijuana Inventory based on the Sellers’ respective METRC inventory tracking reports reflecting the Inventory at the Closing, and the cash actually delivered by Sellers to Buyer at the Closing (the “Closing Statement”) and deliver the Closing Statement to Representative for Representative’s review. Representative and Representative’s professional advisors will have, upon request, reasonable access during regular business hours to Buyer’s books and records to the extent necessary for such review. During a period of ten days following Buyer’s delivery of the Closing Statement to Representative (the “Objection Period”), if Representative disagrees with any item set forth in the Closing Statement, Representative will give written notice (the “Objection Notice”) to Buyer within the Objection Period, specifying in reasonable detail Representative’s disagreement with any such item set forth on the Closing Statement. The Objection Notice must specify those items or amounts as to which Representative disagrees, and Representative and each Seller will be deemed to have agreed with all other items contained in the Closing Statement. If Representative does not deliver an Objection Notice within the Objection Period, then Representative and each Seller will be deemed to have agreed entirely with items set forth on the Closing Statement. If an Objection Notice is delivered within the Objection Period, (i) in the 30-day period following delivery of the Objection Notice, Buyer and Representative will use reasonable efforts to reach an agreement on the disputed items or amounts set forth in the Objection Notice and (ii) if Buyer and Representative are unable to reach an agreement during such 30-day period with respect to all disputed items or amounts, such disputed items or amounts will be resolved by an independent certified public accounting firm (“Settlement Accountant”), to be mutually agreed upon by the Parties. Such costs of the Settlement Accountant will be borne equally by Buyer, on the one hand, and Sellers, on the other hand. If the Minimum Marijuana Inventory or the Minimum Cash exceeds the actual Marijuana Inventory or the cash actually delivered by Sellers to Buyer, respectively, in each case, as set forth on the final Closing Statement as finally determined pursuant to this Section 2.3(b) (the aggregate amount of any such deficiency or deficiencies, a “Deficiency”), Buyer will satisfy the Deficiency from the Cash Holdback Amount by releasing an amount equal to the Deficiency from the Cash Holdback Amount to Buyer.

(c)Purchase Price Allocation; Purchased Assets. For Tax purposes, the Parties agree to allocate the Purchase Price and the Assumed Liabilities (and any other items that are treated as consideration paid by Buyer for applicable Tax purposes) as of the Closing Date among the Purchased Assets pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the methodology set forth on Section 2.3(c) (the “Allocation Schedule”)), which allocation will be binding on Buyer, Parent, each Seller and each Equityholder. Buyer, Sellers and Equityholders will file Tax Returns in a manner consistent with the Allocation Schedule.

(d)Tax Withholding. Buyer and its Affiliates will be entitled to deduct and withhold from any payment contemplated by this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld, such amounts will be treated for all purposes hereof as having been paid to Sellers or such other Person in respect of whom such withholding or deduction was made.

Section 2.4.Governmental Authority Fees. Buyer shall timely pay the Application Fees. If any Permit associated with the Purchased Assets will expire prior to the Closing, Seller shall timely pay the Renewal Fees.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLERS AND EQUITYHOLDERS

Section 3.Representations and Warranties of Seller and Equityholders. Each Seller and each Equityholder jointly and severally represents and warrants to Buyer and Parent, as of the date hereof and as of the Closing, as follows:

(a)Organization; Authority. Each Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Colorado. Each Seller has full limited liability company power and authority, and each Equityholder has the full limited liability company power and authority or individual capacity, as applicable, to enter into this Agreement and the Related Agreements to which such Seller Party is, or at the Closing will be, a party, to carry out such Seller Party’s obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller Party of this Agreement and any other Related Agreement to which such Seller Party is, or at the Closing will be, a party, the performance by such Seller Party of its respective obligations hereunder and thereunder, and the consummation by such Seller Party of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate, board, limited liability company, manager, debtholder and equityholder action on the part of each Seller Party. This Agreement and the Related Agreements to which any Seller Party is, or at the Closing will be, a party, constitute or will constitute, as applicable, legal, valid and binding obligations of such Seller Party, enforceable against such Seller Party pursuant to their respective terms.

(b)Non-Contravention. No Seller Party’s execution, delivery or performance of this Agreement or any Related Agreement to which such Seller Party is, or at the Closing will be, a party, or the consummation of the transactions contemplated hereby or thereby, (i) constitutes or will constitute a breach, violation or infringement of such Seller Party’s governing documents (as applicable), (ii) constitute or will constitute a breach or violation of or a default under (with or without due notice or lapse of time or both) any Law, Order or other restriction of any Governmental Authority to which any Seller Party, the Business or any of any Seller’s assets or properties (including any Purchased Asset) is subject, (iii) conflicts or will conflict with, results or will result in a breach of, constitutes or will constitute a default under, results or will result in the acceleration of, creates or will create in any party the right to accelerate, terminate, modify or cancel, or will terminate, modify or cancel, or requires or will require any notice under, any Contract or Permit to which any Seller Party is a party or by which any Seller Party is bound or by which the Business or any of any Seller’s assets or properties (including any Purchased Asset) is bound or affected, (iv) result or will result in the creation or imposition of any Encumbrance upon any of any Seller’s assets or properties (including any Purchased Asset), or (v) require or will require any approval, license, certificate, consent, waiver, authorization, novation, notice or other Permit of or to any Person, including any Governmental Authority or any party to any Contract, except for any such approval, license, certificate, consent, waiver, authorization, novation, notice or other Permit that has been obtained or made prior to the Closing, each of which is listed on Schedule 3(b).

(c)Each Seller’s Equity. All of the issued and outstanding equity securities of each Seller are, and will on the Closing Date be, owned 100% by Equityholders as set forth on Schedule 3(c)(i). Except a set forth on Schedule 3(c)(ii), no Seller has any subsidiaries, other Affiliates or investments in any other Person or business. Except as set forth on Schedule 3(c)(iii), there are no Contracts between any Seller or any Affiliate of any Seller, on the one hand, and any Equityholder or any Affiliate of any Equityholder, on the other hand, that relate to or are used related to the Purchased Assets. Sellers have certain outstanding rights and obligations under the Trinidad Agreement, none of which are related to or affect in any manner the Purchased Assets, the Business, or the Assumed Liabilities or impose any Liability on Buyer.

(d)Compliance with Laws. Except as set forth on Schedule 3(d), each Seller Party has at all times complied, and currently are in compliance, in all material respects, with all applicable Laws (without reference to any cannabis-related provisions of the United States Controlled Substances Act (“CSA”)) in the conduct of the Business prior to the Closing and in connection with the execution, delivery and performance of this Agreement and the Related Agreements and the transactions contemplated hereby or thereby. Each Seller at all times has complied with, and currently is in compliance with, (i) all MED rules, including emergency rules and industry bulletins, in each case, as they are released, (ii) all applicable U.S. state and local Laws governing or pertaining to cannabis (including marijuana, hemp and derivatives thereof, including cannabidiol), and (iii) all U.S. federal Laws regarding cannabis except to the extent that the U.S. federal law conflicts with applicable U.S. state and local Laws.

(e)Title. Each Seller has good and valid title to all of the Purchased Assets owed by such Seller, free and clear of all Encumbrances.

(f)Contracts. Schedule 3(f)(i) contains a schedule of all Contracts to which any Seller is a party, including the names of all parties to each Contract and the effective dates thereof. No Seller is in default or alleged to be in default under any such Contract nor, to Sellers’ Knowledge, does any default by any other party to any such Contract exist. Further, there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute a default under any such Contract. No Seller is party to any Contract that contains restrictive covenants, including change of control provisions, non-solicit provisions, non- compete provisions, most favored nations provisions or exclusivity provisions that are binding on any Seller or the Business. All of such Contracts are in full force and effect and constitute legal, valid and binding obligations of the parties thereto pursuant to their terms, and, except as set forth on Schedule 3(f)(ii), are capable of assignment to Buyer pursuant to this Agreement without any notice to or consent by any other Person. Buyer has been provided a true, complete and correct copy of each Contract.

(g)Condition; Sufficiency. The tangible Purchased Assets (i) are in good condition and working order and free from material defects, patent or latent, (ii) have been maintained pursuant to good industry practice, (iii) are in good operating condition and repair, ordinary wear and tear excluded, and (iv) are suitable and sufficient for the purposes for which they are used. The Purchased Assets constitute all of the properties and assets necessary for Buyer to operate the Business in substantially the same manner as conducted by each Seller during the 12 months immediately preceding the Closing Date, as currently proposed to be conducted or as required by applicable Law.

(h)No Liabilities. Schedule 3(h) lists all Indebtedness of each Seller outstanding as of the date hereof. Except for Liabilities which will be paid off and discharged in full by the applicable Seller prior to the Closing Date, no Seller has any, and at the Closing will not have any, Liabilities which relate to, encumber, bind or otherwise restrict the Purchased Assets, including Liabilities which may become known or arise only after the Closing Date and which result from actions, events or occurrences on or prior to the Closing Date.

(i)Legal Proceedings. Except as set forth in Schedule 3(i), there is no Legal Proceeding pending, threatened in writing, or, to Sellers’ Knowledge, threatened orally, against any Seller Party that, if adversely determined, would adversely affect the Business or the prospects, operations, employment, customer or supplier relationships, earnings, properties or the condition, financial or otherwise, of the Purchased Assets nor is there any Order of any Governmental Authority outstanding against any Seller or any Equityholder having, or which, insofar as can be reasonably foreseen, in the future may have, any such effect.

(j)Environmental. Each Seller at all times has been, and currently is, in compliance with and has not violated any environmental Laws. No Seller has generated, manufactured, recycled, reclaimed, refined, transported, treated or otherwise used hazardous substances or wastes or other dangerous or toxic substances, or solid wastes, and there has been no release or threatened release of any hazardous substances on or off any of any Seller’s property or any other location or facility used or occupied by any Seller. To Sellers’ Knowledge, no Seller’s property contains in-ground, below or underground storage tanks or containers, either in or not in use. To Sellers’ Knowledge, no employee or former employee of any Seller (or of any current or former subsidiary or other Affiliate) has been exposed to any hazardous material. No Seller has caused or experienced past or present events, conditions, circumstances, plans or other matters that: (i) are not in compliance with all environmental Laws; or (ii) may give rise to any statutory, common law or other legal Liability, or otherwise form the basis of any Legal Proceeding based on or relating to hazardous materials. No Seller Party has received any notice or indication from any Person advising such Person that any Seller is or may be responsible for any investigation or response costs with respect to a release, threatened release or cleanup of chemicals or materials.

(k)Taxes. Each Seller has duly and timely filed (and, prior to the Closing Date, will duly and timely file those currently not due) all Tax Returns required to be filed, all of which were prepared pursuant to applicable Laws and all of which are true correct and complete, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or non-U.S.) in which any Tax Returns were due, taking into account any extensions granted under Law. Each Seller has withheld and timely paid all Taxes required to be withheld or paid by it and, prior to the Closing Date, will timely pay any Taxes required to be paid by it as of such time. All applicable sales, use, excise and similar Taxes, to the extent due, were paid by the applicable Seller when the Purchased Assets were acquired by such Seller, and each Seller has collected and paid all applicable sales, use, excise and similar Taxes required to be collected and paid by such Seller on the sale of products or taxable services by such Seller. There are no existing Encumbrances for Taxes upon any of the Purchased Assets. No claim has ever been made by any Governmental Authority in a jurisdiction where any Seller does not file a particular type of Tax Return or pay a particular type of Tax that any Seller is or may be required to file such Tax Return in that jurisdiction or subject to Tax by such jurisdiction. There is no dispute, audit, examination, investigation or claim concerning any Tax Liability of any Seller and no action, suit, proceeding or audit has been threatened against or with respect to any Seller regarding Taxes. No Seller has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No deficiency for any amount of Tax has been asserted, written or orally, or assessed by a Governmental Authority against any Seller, and no Seller reasonably expects that any such assertion or assessment of Tax liability will be made. Each Seller has always been properly treated as a partnership for federal and applicable state and local income tax purposes. No “excess parachute payment,” as defined in Section 280G of the Code (or any similar provision of other applicable Law) will or could result as a direct or indirect result of the transactions contemplated by this Agreement.

(l)Benefits. Schedule 3(l) contains a list of all Employee Benefit Plans, and Buyer has been provided with true, correct and complete copies of all such plans (and all amendments thereto). Each Employee Benefit Plan has been established, documented, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable Laws. No Seller has ever sponsored, maintained, contributed to, or been required to contribute to, and no Seller has any and could have any current or future Liability (including any contingent Liability and including on account of having ever had an ERISA Affiliate) under or with respect to, (i) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA), including any group health plan, (ii) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA) or any other retirement plan, including any such plan that is (or, at any time was) subject to Section 302 or 303 of ERISA, Title IV of ERISA or Section 401(a), 401(k), 408(k), 408(p), 412 or 430 of the Code, or (iii) any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code). No Seller has incurred (whether or not assessed), and there exists no condition or set of circumstances in connection with which any Seller, Buyer or any of their respective Affiliates could incur, directly or indirectly, any penalty, Tax, fine, Encumbrance or Liability under ERISA (including Sections 409, 502(i) and 502(l) thereof) or Section 4975, 4980B, 4980D, 4980H, 5000, 6721 or 6722 of the Code. Seller has no current or contingent Liability as a result of at any time having an ERISA Affiliate.

(m)Employees. Each Seller at all times has been, and currently is, in compliance in all material respects with all applicable Laws related to employment and employment practices, terms of employment and wages and hours. No Seller has experienced any strikes or work stoppages. There is no collective bargaining relationship between any Seller, on the one hand, and any union, on the other hand, covering any employee of any Seller, no past or pending allegation of unfair labor practices, and no dispute or controversy with any union or other organization purporting to represent any of any Seller’s employees. Except as set forth in Schedule 3(m)(i), there are no Legal Proceedings pending, threatened in writing, or, to Sellers’ Knowledge or the knowledge of any Equityholder, threatened orally, involving a dispute or controversy between any Seller, on the one hand, and any of any Seller’s current or former employees, on the other hand. Schedule 3(m)(ii) includes a true, correct and complete list of each Seller’s employees, contractors and consultants as of January 6, 2023, and, for each such Person as of January 6, 2023, such Person’s job title, date of hire or engagement, work location, status as active or on leave (including the type of leave and anticipated return date), current base salary or hourly wage rate as applicable, current classification as exempt or non-exempt with respect to Laws governing overtime and minimum wages, full time or part-time status, visa status (including type of visa), if applicable, accrued and unused vacation time, and earned or eligible commission, bonus or any other compensation (if applicable).

(n)Intellectual Property. Except as set forth on Schedule 3(n), no Seller owns any material IP related to the Business. All Registered IP is in full force and effect; is valid, subsisting and enforceable; and has been obtained and maintained in compliance with all applicable rules, policies and procedures of the applicable Governmental Authorities. Each Seller is the sole and exclusive owner of the entire right, title and interest in and to such Seller’s Owned IP free and clear of all Encumbrances. The Seller IP does not infringe, misappropriate or otherwise violate (collectively, “Infringe(s)”) any Person’s IP (and has not done so). No Person Infringes the Seller IP (and has not done so). There is no Legal Proceeding pending or threatened, pertaining to any Seller IP; and there is no reasonable basis for any such Legal Proceeding.

(o)Information Technology Systems. All of the computer and network equipment, software and services used or relied upon by any Seller (collectively, “Systems”): (i) are in good working order; (ii) are free of any material defects, bugs and errors; (iii) do not contain or make available any disabling software, code or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of any software, data or other materials; and (iv) are sufficient for the existing needs of the Business.

(p)Privacy. Each Seller’s Processing of Personal Information is and at all times has been in accordance with: all Laws; its privacy policies, documents, and promises or representations presented to or impliedly agreed to with employees, consumers or customers (actual or potential), or other Persons; and any of its Contract obligations (collectively, “Privacy Obligations”). There has been no loss, damage, unauthorized access, use, modification or other misuse of any data or information Processed by any Seller (“Seller Data”). No Seller has received notice of and there are no past, pending or threatened Legal Proceedings related to the Processing of Seller Data or any Privacy Obligations, and there is no reasonable basis for any such claim or Legal Proceeding. Except for disclosures of Personal Information required by applicable Law, no Seller has sold, leased or otherwise made available to any third party any Personal Information. The transfer of any Personal Information to Buyer, and Buyer’s use of such information to carry on the Business, will not violate any Privacy Obligations.

(q)Products. All products and services sold, provided or made available by each Seller (collectively “Products”): (i) have conformed with all applicable Laws (without reference to any cannabis-related provisions of the CSA), Contracts and all applicable express and implied warranties; (ii) with respect to any Products grown or manufactured by any Seller Party or any of their Affiliates, have not been adulterated or misbranded (without reference to any cannabis-related provisions of the CSA, and without reference to adulteration or misbranding by inclusion of cannabis or cannabis-derived ingredients pursuant to the federal Food, Drug, and Cosmetics act, 21 U.S.C. §§301, et. seq., and its enacting regulations (the “FD&CA”)), (iii) with respect to any Products grown or manufactured by a Person other than the Seller Parties or any of their respective Affiliates, to Sellers’ Knowledge, have not been adulterated or misbranded (without reference to any cannabis-related provisions of the CSA and without reference to adulteration or misbranding by inclusion of cannabis or cannabis-derived ingredients pursuant to the FD&CA) and (iv) to the extent applicable, are free from contamination or defects. Each Seller has at all times been in compliance with all Laws (other than the CSA and the FD&CA) and Contracts applicable to the sale and marketing of all Products. No Person has provided any notice, made any claim, or commenced any Legal Proceeding concerning any Product, and there is no reasonable basis for any such claim or Legal Proceeding.

(r)Product and Service Liabilities. There exist no pending, whether known or unknown, or threatened claims against any Seller for injury to any Person or property, whether or not suffered as a result of the sale of any product or performance of any service by any Seller.

(s)Financial Statements and Accounts Receivable. Schedule 3(s)(i) contains (collectively, the “Financial Statements”): (i) balance sheets and statements of income of each Seller as of December 31 for each of the years 2021 and 2020; and (ii) balance sheets and statements of income of each Seller for the nine-month period ended September 30, 2022. The Financial Statements are complete and accurate and fairly present the financial position and results of operations of each Seller as of the respective dates thereof, all pursuant to GAAP consistently applied throughout the periods indicated, except as disclosed on Schedule 3(s)(ii). All of the Accounts Receivable have arisen from bona fide transactions in the Ordinary Course of Business and are current and fully-collectible, net of the allowance for doubtful accounts set forth on the Financial Statements, in accordance with their terms and their recorded amounts. None of the Accounts Receivable are subject to any material counterclaim or setoff. All reserves, allowances, and discounts with respect to the Accounts Receivable were and are adequate and were established consistent with reserves, allowances, and discounts previously maintained by any Seller in the Ordinary Course of Business.

(t)No Changes. Except as set forth on Schedule 3(t), since January 1, 2022, there has not been (i) any adverse change in the assets, Liabilities, business, prospects, condition, financial or otherwise, employee, customer or supplier relationships, or operations of any Seller, which individually or in the aggregate have caused a loss or damages, or could reasonably be expected to cause a loss or damage to the Business or any Purchased Asset in an amount exceeding $10,000; (ii) any damage, destruction or loss, whether covered by insurance or not, adversely affecting the Purchased Assets or the Business; (iii) any increase in the compensation payable or to become payable to any employees or independent contractors or any adoption of or increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such Person; (iv) any entry into any commitment or transaction outside the Ordinary Course of Business; (v) any change by any Seller in accounting methods, practices or principles, including with respect to collecting Accounts Receivable; (vi) any termination or waiver of any rights of value to the Business; (vii) any other transaction or event other than in the Ordinary Course of Business; (viii) any transaction or conduct concerning the Business or the Purchased Assets outside the Ordinary Course of Business inconsistent with such Seller’s past business practices; (ix) any adoption or amendment of any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, or other plan, agreement, trust, fund or arrangement for the benefit of any employee of any Seller; (x) any other occurrence, action or event which, if it had occurred or taken place after the date hereof would be prohibited by Section 5.1(c); or (xi) any Contract made or entered into to do any of the foregoing.

(u)Certain Payments. Except as set forth on Schedule 3(u), no Seller Party, any Affiliate of any Seller Party, any director, manager, officer, employee or agent of any Seller Party, or any other Person acting on behalf of or associated with any Seller Party, acting alone or together, has (i) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefit, regardless of its nature or type, from any customer, supplier, trading company, shipping company, governmental employee or other entity or individual with whom any Seller has done business directly or indirectly; or (ii) directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, trading company, shipping company, governmental employee or other Person who is or may be in a position to help or hinder the business of any Seller (or assist any Seller in connection with any actual or proposed transaction) which (A) might subject any Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, might have had an adverse effect on the assets, business or operations of any Seller, or (C) if not continued in the future, might adversely affect the assets, business, operations or prospects of any Seller or which might subject any Seller to suit or penalty in any Legal Proceeding.

(v)Suppliers. No supplier of any Seller that has provided goods or services to such Seller representing, individually or in the aggregate, more than $10,000 in payments or commitments within the last 12 months has (i) ceased, or indicated any intention to cease, doing business with such Seller, or (ii) changed or indicated any intention to change any terms or conditions for future sales of products or services from the terms or conditions that existed with respect to the purchase of such products or services during the 12-month period ending on the date hereof.

(w)Permits. Each Seller has maintained in full force and effect, and has complied, and currently is in compliance, with, all Permits and has filed all registrations, reports and other documents that, in each case, are necessary or required for the operations of each Seller or the conduct of the Business as currently operated, or the ownership, lease, use or operation of the assets or properties of the Business. Schedule 3(w) lists all such Permits, including all Permits associated with the Leased Real Property, and the license numbers set forth on such schedule for each such Permit are accurate, correct and complete. There is no Legal Proceeding pending or Order outstanding, threatened in writing, or, to Sellers’ Knowledge, threatened orally against any Seller that would reasonably be expected to adversely affect any such Permit, and, to Sellers’ Knowledge, there are no facts or circumstances that could reasonably be expected to result in any such Permits being suspended or revoked or otherwise lapsing prematurely. Such Permits will be assigned to Buyer at the Closing and will continue to be in full force and effect following the Closing until the expiration of such Permits pursuant to their respective terms.

(x)Real Property. Except as set forth in Schedule 3(x), no Seller owns, or has never owned, any real property (including any ownership interest in any buildings or structures and improvements located thereon). No Seller is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. Schedule 3(x) sets forth a true, complete and correct list of all Contracts pursuant to which any Seller leases, subleases, licenses, uses, operates or occupies or has the right to lease, sublease, license, use, operate or occupy, now or in the future, any real property (each, whether written, oral or otherwise, a “Real Property Lease,” and any real property, land, buildings and other improvements covered by the Real Property Lease, “Leased Real Property”), and for each such Real Property Lease, the address of the Leased Real Property that is the subject of such Real Property Lease. No Seller has assigned, transferred or pledged any interest in any Real Property Lease. There are no leases, subleases, licenses or other Contracts granting to any Person other than the applicable Seller any right of use or occupancy of any portion of the Leased Real Property. All of the land, buildings, structures and other improvements used by any Seller are included in the Leased Real Property. No Seller has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant with respect to any of the Leased Real Properties or to purchase any of the Leased Real Property. The applicable Seller has good and marketable leasehold title to each parcel of Leased Real Property, in each case, free of all Encumbrances. No Seller has received any written notice, or to Sellers’ Knowledge, oral notice of any violation of Laws with respect to any Real Property Lease or any Leased Real Property. There are no pending, threatened in writing, or, to Sellers’ Knowledge, threatened orally or contemplated Legal Proceedings regarding the Leased Real Property.

(y)Brokers. Except for the Seller Shaw Payment, no Seller nor any Person acting on any Seller’s behalf (including any Equityholder) has employed or engaged any financial advisor, broker or finder or incurred any Liability for any financial advisory, brokerage or finder’s fee or commission in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby for which Seller or any of its Affiliates is or may become liable.

(z)Investment Representations. (i) Each Equityholder is acquiring the Parent Common Stock for investment for such Equityholder’s own accounts only, not as a nominee or agent, and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act of 1933, as amended, and in effect from time to time, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”); (ii) no Seller Party has any present intention of selling, granting any participation in, or otherwise distributing the Parent Common Stock and no Seller Party has any Contract with any Person to sell, transfer or grant participations to such Person or to any other Person with respect to any of the Parent Common Stock; (iii) at no time was any Seller Party presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Parent Common Stock by Buyer, Parent or their agents or Affiliates; (iv) each Seller Party is, or at the Closing will be, an accredited investor, as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (v) each Seller Party has been furnished with, and has had access to, such information as such Seller Party considers necessary or appropriate in connection with the acquisition of the Parent Common Stock, and each Seller Party has had an opportunity to ask questions and receive answers from Buyer and Parent regarding the terms and conditions of the delivery of the Parent Common Stock; (vi) each Seller Party has knowledge and experience in financial and business matters and acknowledges it is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and is financially capable of bearing a total loss of the Parent Common Stock; (vii) each Seller Party has knowledge of and understands: (A) the highly speculative nature of the Parent Common Stock; (B) the financial hazards involved; (C) the lack of liquidity of the Parent Common Stock; and (D) the Tax consequences of receiving and owning the Parent Common Stock; (viii) the Parent Common Stock has not been, and will not be, registered under the Securities Act, by reason of a specific exclusion from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of each Seller Party’s representations and warranties as expressed herein. Each Seller Party understands that the Parent Common Stock constitute “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, each Seller Party must hold the Parent Common Stock indefinitely unless they are registered with the Securities Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Seller Party acknowledges that Buyer has no obligation to register or qualify the Parent Common Stock for resale. Each Seller Party further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including the time and manner of sale, the holding period for the Parent Common Stock, and on requirements relating to Buyer which are outside of such Seller Party’s control. Each Seller Party has knowledge of the provisions of Rule 144 promulgated under the Securities Act.

(aa)No Untrue Statements. To Sellers’ Knowledge, no document, delivery, certificate, representation or warranty made by any Seller Party in or pursuant to this Agreement or any Related Agreement contains any untrue statement of a material fact or fails to state a material fact necessary to make the statements herein complete or not misleading.

(bb)Exclusivity of Representations. Except for the representations and warranties set forth in this Article III and any Related Agreement, no Seller Party has made or makes any other express or implied representation or warranty, on behalf of any Seller Party. Other than the representations and warranties set forth in this Article III (including Section 3(g)) or in any Related Agreement, Buyer waives the implied warranties of merchantability and fitness for a particular purpose regarding the Purchased Assets. Notwithstanding the foregoing, nothing in this Agreement shall operate to limit or preclude any claims by Buyer against any Seller Party for fraud, knowing or intentional misrepresentation or breach, or willful misconduct.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Section 4.Representations and Warranties of Buyer. Buyer and Parent jointly and severally represent and warrant to the Seller Parties, as of the date hereof and as of the Closing, as follows:

(a)Organization; Standing and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Colorado. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Each of Buyer and Parent has full limited liability company or corporate, as applicable, power and authority to execute, deliver and perform this Agreement and all Related Agreements to which such Person is, or at the Closing will be, a party and to consummate the transactions contemplated by this Agreement and each of the Related Agreements to which such Person is, or at the Closing will be, a party.

(b)Authorization and Non-Contravention. The execution, delivery and performance of this Agreement and the Related Agreements to which either of Buyer or Parent is, or at the Closing will be, a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company or corporate, as applicable, action on the part of Buyer or Parent, as applicable. This Agreement and the Related Agreements to which Buyer or Parent is, or at the

Closing will be, a party each constitute a legal, valid and binding obligation of Buyer or Parent, enforceable pursuant to its terms. Each of Buyer’s and Parent’s execution, delivery and performance of this Agreement and the Related Agreements to which Buyer or Parent is, or at the Closing will be, a party, and the consummation of the transactions contemplated hereby and thereby does not and will not (i) constitute a breach, violation or infringement of such Person’s governing documents, (ii) constitute a breach or violation of or a default under (with or without due notice or lapse of time or both) any Law, Order or other restriction of any Governmental Authority to which such Person or any of its assets or properties is subject, (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any Contract or Permit to which such Person is a party or by which such Person is bound or by which any of such Person’s assets or properties is bound or affected, (iv) except as set forth in Schedule 4(b), require any Permit, certificate, consent, waiver, authorization, novation or notice of or to any other Person, including any Governmental Authority or any party to any Contract to which such Person is a party, except, with respect to subsections (ii), (iii) and (iv) as would not materially adversely affect Buyer’s or Parent’s, as applicable, ability to consummate the transactions contemplated by this Agreement.

(c)Brokers. Except for the Buyer Shaw Payment, Buyer, Parent, nor any Person acting on Buyer’s or Parent’s behalf has employed or engaged any financial advisor, broker or finder or incurred any Liability for any financial advisory, brokerage or finder’s fee or commission in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby for which Buyer, Parent, or any of their respective Affiliates is or may become liable.

(d)Legal Proceedings. There are no actions, suits or proceedings pending, or to Parent’s or Buyer’s knowledge, threatened against or affecting, Parent, Buyer or any of their respective subsidiaries or any of their respective officers in their capacity as such, before or by any Governmental Authority, in each case whether domestic or foreign, wherein an unfavorable ruling, decision or finding would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement.

(e)U.S. Exchange Act Registration. Parent has filed all reports required to be filed pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act during the preceding twelve (12) months (the “SEC Filings”). The SEC Filings are true and accurate in all material respects. The Registered Parent Common Stock is quoted for trading on the OTCQX, and Parent has taken no action designed to, or likely to have the effect of, ending quotations of the Registered Parent Common Stock on the OTCQX, nor has Parent received any notification that the SEC or the OTC Markets Group Inc. is contemplating terminating such quotation, registration or listing.

ARTICLE V.

COVENANTS

Section 5.1.Pre-Closing Covenants.

(a)General. During the period commencing on the date hereof and ending on the earlier to occur of the date on which this Agreement is validly terminated pursuant hereto or the Closing (such period, the “Interim Period”), each of the Parties will use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements in a prompt and expeditious manner; provided, however, that nothing in this Agreement requires, or will be construed to require, Buyer to take, or to refrain from taking, any action (including agreeing to any concession or arrangement with any Governmental Authority or other Person that would impose any material obligation on Buyer) that would result in any restriction with respect to any properties, assets, business or operations of Buyer or its Affiliates, or to cause its Affiliates to do or agree to do any of the foregoing, whether prior to, at or following the Closing.

(b)Notices and Consents. During the Interim Period, each Seller will give all notices to Governmental Authorities and other Persons and use reasonable efforts to obtain, in writing, without penalty or condition which is adverse to Buyer, all consents, Permits, certificates, covenants, waivers, authorizations or novations required in connection with the transactions contemplated by this Agreement and the Related Agreements as expeditiously as possible. Buyer will reasonably cooperate with the Seller Parties with any reasonable request from any Seller Party in furtherance of Seller’s notices and applications required under this Section 5.1(b). During the Interim Period, Representative will provide Buyer a complete copy of all letters, applications or other documents prior to their submission to or promptly after receipt from any Governmental Authority or other Person with respect to each consent, Permit, certificate, covenant, waiver, authorization or novation, and will afford Buyer the opportunity to comment on any letter, application and other document to be submitted reasonably in advance of the anticipated time of submission. During the Interim Period, Representative will inform Buyer of the content of any oral submission reasonably in advance of an anticipated oral communication with any Governmental Authority and afford Buyer the opportunity to comment on any such oral submission. During the Interim Period, Representative will promptly and regularly advise Buyer concerning the status of each consent, Permit, certificate, covenant, waiver, authorization or novation, including any difficulties or delays experienced in obtaining and any conditions required for such items. During the Interim Period, no Seller will permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Authority with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless Representative informs Buyer in advance and, allows Buyer to provide its input and assistance to such Seller or Representative, as applicable, in connection with such filings or investigation and such Seller and Representative will take Buyer’s input into account in all communications with such Governmental Authority. During the Interim Period, no Seller nor Buyer will: (i) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement or the Related Agreements without the prior written consent of, Representative, with respect to the Buyer, and Buyer with respect to any Seller; or (ii)

take any other action that would be reasonably likely to prevent or materially delay the receipt of any such consent, approval, waiver, authorization, notice or novation.

(c)Operation and Preservation of Business. During the Interim Period, without the prior written consent of Buyer, no Seller will, and each Equityholder will cause each Seller to not, engage in any practice, take any action or enter into any transaction outside of the Ordinary Course of Business, except for any action expressly required by this Agreement. During the Interim Period, without the prior written consent of Buyer, no Seller will, and each Equityholder will cause each Seller not to, engage in any practice, take or fail to take any action or enter into any Contract or transaction that could reasonably be expected to cause the representations and warranties of any Seller Party contained herein to be untrue at any time between the date hereof and the Closing. During the Interim Period, each Seller will conduct, and each Equityholder will cause each Seller to conduct, the Business in the Ordinary Course of Business and in compliance with all Laws, and will keep the Business and such Seller’s assets and properties, including such Seller’s present operations, physical facilities, licenses, working conditions, insurance policies, goodwill and relationships with lessors, licensors, suppliers, customers, employees and other business relations substantially intact, open and operational. Notwithstanding the foregoing, Sellers may take any action regarding any Excluded Assets, Excluded Seller IP, or other tangible or intangible assets of a Seller unrelated to the Business, including, without limitation, sale, transfer, or other alienation of such assets, as determined by Seller in Seller’s sole discretion to the extent such actions do not have any effect on the Purchased Assets, the Assumed Liabilities, or the Business. Without limiting the generality of the foregoing, during the Interim Period, no Seller will, and each Equityholder will cause each Seller not to, without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned, or delayed (which the Parties agree is a delay longer than seven (7) days from the date of request), take any of the following actions: (i) amend, extend or terminate any material Contract or enter into any Contract, which if entered into prior to the date hereof, would be a material Contract; (ii) incur any Liability (including any Indebtedness) other than in the Ordinary Course of Business; (iii) dispose of or encumber any assets of any Seller related to the Business, the Purchased Assets, the Assumed Liabilities and limited as set forth above, other than in the Ordinary Course of Business; (iv) increase any compensation or benefits of any employees or independent contractors of any Seller or establish any new compensation or benefit plan; (v) hire, retain, engage or terminate any employee or independent contractor, move any employee or independent contractor from any Location to another Location, or make any other material personnel changes; (vi) accelerate any accounts receivable, delay or postpone any capital expenditure or the payment of accounts payable or other Liabilities, or change, in any material respect, any Seller’s practices in connection with the making of capital expenditures or the payment of accounts payable; (vii) grant any Person any license of or other right to IP other than non-exclusive licenses of Products granted in the Ordinary Course of Business; (viii) except as required as a result of a change in Law or GAAP after the date hereof, change any of the financial accounting principles or practices of any Seller; (ix) commence or settle any Legal Proceeding; (x) issue any equity interests or debt securities or repurchase or cancel any equity interests or debt securities of any Seller; (xi) declare, set aside, or pay any non-cash dividend or make any non-cash distribution with respect to any equity securities of any Seller or enter into any Contract with any Equityholder except for the Redemption Agreement; (xii) take any action that would reasonably be expected to have a material and adverse effect on the Business or the Purchased Assets; (xiii)(A) change or make any Tax election, (B) adopt or change any Tax accounting methods, (C) amend a Tax Return, (D) agree to any claims for Tax adjustments or assessments, or (E) settle any Tax claim, audit or assessment; or (xiv) agree or commit to take any of the actions described in clauses (i) through (xiii) above.

(d)Preservation of Inventory. During the Interim Period, each Seller will, and each Equityholder will cause each Seller to, use its reasonable efforts to maintain and preserve all inventory associated with the Business in a good and saleable condition, including being non-expired and free from mildew, fungus, rot, spoilage and agricultural neglect. During the Interim Period, each Seller will maintain at least substantially similar levels of inventory of flower, trim, concentrate and edibles at the Locations as each Seller has maintained over the 12 months prior to the date hereof.

(e)Access. The Parties agree that, during the Interim Period and in compliance with the applicable Laws of the state of Colorado, Buyer and its authorized agents and representatives will have the right to: (i) inspect and audit each Seller’s books and records, (ii) access each Seller’s facilities; and (iii) consult with each Seller’s officers, directors, managers, employees, attorneys, auditors and accountants concerning customary due diligence, employment, employee benefits and other matters. Such access will be at reasonable times and in a manner not to unreasonably interfere with the normal business operations of the applicable Seller. Notwithstanding anything to the contrary in this Section 5.1(e), Buyer or Parent shall not contact any employee of Seller until after Parent has filed a form 8-K regarding its entry into a material definitive agreement concerning this Agreement, in accordance with Section 9.1(j).

(f)Notice of Developments. During the Interim Period, each Seller will, and each Equityholder will cause each Seller to, give prompt written notice to Buyer of any event, occurrence or development causing, or allegation by a third party which, if true, would cause, or which would reasonably be expected to cause: (i) a breach or inaccuracy of any of the representations and warranties in Article III; (ii) any breach or nonperformance of or noncompliance with any covenant or agreement of any Seller or any Equityholder in this Agreement or any Related Agreement; (iii) the failure of any condition set forth in Section 6.1; (iv) any material damage to or loss or destruction of any properties or assets owned or leased or otherwise used, or held for use, by any Seller in connection with the Business (whether or not insured); or (v) the occurrence or threatened occurrence of any event or condition which resulted in, or could reasonably be expected to result in, a material and adverse effect on the Business or the Purchased Assets. No disclosure by any Party pursuant to this Section 5.1(f) will be deemed to amend or supplement the schedules to this Agreement or prevent or cure any misrepresentation, breach of warranty, or breach of covenant, agreement or obligation.

(g)Exclusivity. During the Interim Period, no Seller nor any Equityholder will, and each will cause each of such Person’s respective officers, employees, directors, managers, members, partners, equityholders, advisors, representatives, agents and Affiliates not to, directly or indirectly solicit, initiate, encourage (including by way of furnishing information), or take any other action to facilitate any inquiry or the making of any proposal which constitutes, or could reasonably be expected to lead to, any acquisition or purchase of a substantial portion of the assets, equity interests or other securities of any Seller or any tender offer or exchange offer, merger, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, spin-off, liquidation, dissolution or similar transaction involving any Seller, or any other transaction, the consummation of which would or could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any Related Agreement (any of the foregoing, an “Alternate Transaction Proposal”) or agree to or endorse any Alternate Transaction Proposal. Each Seller and each Equityholder will promptly, and in any case within 24 hours, notify Buyer of any Alternate Transaction Proposal and provide a summary of the material terms proposed in such Alternate Transaction Proposal, including the counterparty.

(h)Modification of Premises. During the Interim Period, Buyer shall file any requisite applications, as directed by applicable Governmental Authorities, for modifications of the licensed premises for the Purchased Licenses and Relocated Licenses (the “Modification Applications”) related to the operation of the Relocated Licenses at the Garden City Location following the Closing. Buyer will file or cause to be filed, an initial Modification Application, within seven (7) days of the date of this Agreement.

Section 5.2.Post-Closing Covenants.

(a)Restrictive Covenants.

(i)From and after the Closing, each Seller Party will keep confidential and not disclose to any other Person or use for such Person’s own benefit or the benefit of any other Person any confidential or non-public information regarding any Seller or the Business. The obligation of each Seller Party and its respective Affiliates under this Section 5.2(a)(i) will not apply to information that is or becomes generally available to the public without breach of the commitment provided for in this Section 5.2(a)(i) or is required to be disclosed by applicable Law; provided, however, that, in the case of a required disclosure, the applicable Seller Party or such other Person, as applicable, will notify Buyer as early as reasonably practicable prior to disclosure to allow Buyer to take appropriate measures to preserve the confidentiality of such information.

(ii)As a material inducement to Buyer to enter into and perform its obligations under this Agreement, each Seller Party agrees that, from the Closing Date through the two-year anniversary of the Closing Date (the “Non-Compete Restricted Period”), each Seller Party will not, and will cause its respective employees, officers, directors, managers, agents and Affiliates not to, directly or indirectly, own any interest in, manage, control, participate in (whether as an owner, officer, director, manager, employee, partner, agent, representative or otherwise), consult with, render services for, become employed by, or in any other manner engage in the retail sale of recreational or medical marijuana or the operation of a recreational or medical marijuana dispensary (such action, a “Competitive Activity”) within the Restricted Area, except as set forth on Schedule 5.2(a)(ii). Nothing herein will prohibit any such Person from being a passive owner of not more than two percent of the outstanding stock of any class of a corporation involved in the cannabis business that is publicly traded. “Restricted Area” means any area north of 38.2544° N, 104.6091° W coordinates in the state of Colorado.

(iii)As a material inducement to Buyer to enter into and perform its obligations under this Agreement, from the Closing Date through the two-year anniversary of the Closing Date (the “Non-Solicit Restricted Period”), each Seller Party: (A) will not, and will cause their respective employees, officers, directors, managers, agents and Affiliates not to, directly or indirectly contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any Person employed by Buyer or its Affiliates (or any successor to the Business); provided, that this Section 5.2(a)(iii) will not prohibit any such Person from conducting any general solicitations in a newspaper, trade publication or other periodical or web posting not specifically targeted at any Person employed by Buyer or its Affiliates (or any successor to the Business); and (B) will not induce or attempt to induce any customer or other business relation of the Business into any business relationship that might materially harm Buyer or its Affiliates or the Business.

(iv)As a material inducement to Buyer to enter into and perform its obligations under this Agreement, from and after the Closing, no Seller Party will, and will cause their respective employees, officers, directors, managers, agents and Affiliates not to, directly or indirectly denigrate, defame or disparage Buyer or its Affiliates and their respective equityholders, managers, directors, officers, employees, independent contractors or representatives or the Business.

(v)Each Seller Party acknowledges and agrees that, in the event of a breach or alleged breach by such Person of any of the provisions of this Section 5.2(a), monetary damages will not constitute a sufficient remedy. Consequently, in the event of any such breach or alleged breach, Buyer, its Affiliates and their successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance, injunctive relief, or both, or any other equitable remedies available to enforce or prevent any violations of the provisions hereof (including, without limitation, the extension of the Non-Compete Restricted Period or Non-Solicit Restricted Period, as applicable, by a period equal to (A) the length of the violation of this Section 5.2(a) plus (B) the length of any court proceedings necessary to stop such violation), in each case, without the requirement of posting a bond or proving actual damages.

(b)Inability to Assign Assets. Notwithstanding anything to the contrary contained in this Agreement or in any Related Agreement, to the extent that the assignment or attempted assignment to Buyer of any Contract or Permit that is included among the

Purchased Assets (each, an “Assigned Contract”), or any claim, right or benefit arising thereunder or resulting therefrom, is prohibited by any Law, or would require any consent, waiver, authorization, notice or novation by any Person, except for the consent of Governmental Authorities for transfer of Permits, and such consent, waiver, authorization, notice or novation has not been obtained or made prior to the Closing in a form and substance reasonably acceptable to Buyer, or with respect to which any attempted assignment would be ineffective or would materially and adversely affect the rights of any Seller or Buyer thereunder, then neither this Agreement nor any Related Agreement will constitute an assignment or attempted assignment thereof, and the same will not be assigned at the Closing. If any consent, waiver, authorization, novation or notice that is necessary for the effective assignment to Buyer of any Assigned Contract cannot be obtained or made and, as a result, the material benefits of such Assigned Contract cannot be provided to Buyer following the Closing as otherwise required pursuant to this Agreement, then the applicable Seller will use commercially reasonable efforts to, with respect to any such Assigned Contracts, for a period of six months, cooperate with Buyer in any reasonable arrangement designed to provide Buyer with the rights and benefits under such Assigned Contract, including enforcement for the benefit of Buyer of any and all rights of the applicable Seller against any other party to such Assigned Contract arising out of any breach or cancellation of such Assigned Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer. Once any such consent, waiver, authorization, or novation is obtained or notice is properly made in form and substance reasonably acceptable to Buyer, the applicable Seller will assign such Assigned Contract to Buyer at no additional cost to Buyer.

(c)Post-Closing Payments. After the Closing, each Seller Party will cause any financial institution to which any cash, deposits, online payments, cybercurrency, checks or other instruments of payment are delivered to an account not transferred to Buyer at the Closing with respect to the Purchased Assets or the Assumed Liabilities, including, without limitation, funds relating to any accounts receivable or any other Purchased Assets, through any “lock-box” or similar arrangement, to immediately remit same to Buyer, but in all cases within five Business Days after receipt thereof. To the extent not remitted immediately to Buyer, Buyer may offset such amounts against any obligation of Buyer to any Seller Party now or hereafter existing. Representative will periodically provide Buyer with such additional evidence or supporting detail as Buyer may reasonably request regarding particular payments or outstanding accounts included in the Purchased Assets or the Assumed Liabilities.

(d)Apportionment of Taxes and Cooperation. Notwithstanding any other provision of this Agreement, each Seller Party will be jointly and severally liable and will indemnify Buyer for all Taxes attributable to the ownership or sale of the Business or Purchased Assets or any operations of any Seller for all taxable periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Taxes”). Taxes that are real, personal or intangible property Taxes and similar ad valorem obligations that are imposed on a periodic basis levied with respect to any Purchased Asset for any tax period beginning on or before and ending after the Closing Date will be allocated proportionally as Pre-Closing Taxes based on the number of days in such Tax period included in the portion of such Tax period ending on or prior to the Closing. If Buyer makes a payment of any Pre-Closing Taxes, it will be entitled to prompt reimbursement from the applicable Seller Party for such Taxes upon presentation to Representative of evidence of such payment. The Sellers (as a group), on the one hand, and Buyer, on the other hand, shall each pay or cause to be paid 50% of any sales, use, documentary, recording, stamp, value added, excise, transfer or similar Taxes arising from the sale of the Purchased Assets or the transactions contemplated by this Agreement (“Transfer Taxes”), and the Party required by applicable law (or customarily responsible under applicable law) will timely file any Tax Return or other necessary documentation with respect to such Transfer Taxes, and the other Parties will reasonably cooperate in connection therewith. Claims arising under this Section 5.2(d) will survive for the full period of any applicable statute of limitations plus an additional 60 days. After the Closing, Buyer, and each Seller Party shall: (i) use commercially reasonable efforts to assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing; and (ii) make available to the other Party and to any Governmental Authority as reasonably requested, all information, records and documents relating to Taxes relating to the Business or Purchased Assets for all taxable periods (or portions thereof) ending on or before the Closing Date.

Section 5.3.Release of Claims. Effective as of the Closing, except with respect to (a) any claim to enforce the terms of or any breach of this Agreement or any Related Agreement and (b) if (and only if) an Equityholder is an officer, manager or director of any Seller, any rights, if any, with respect to any directors’ and officers’ liability insurance policy protecting such Equityholder in such position, each Seller Party (collectively, the “Releasors”), unconditionally and irrevocably waives, releases and forever discharges Buyer, Parent and each of their respective Affiliates (each, a “Released Person”), from any past, present or future dispute, claim, controversy, demand, right, obligation, Liability, action or cause of action of any kind or nature, whether unknown, unsuspected or undisclosed, related to any matters, causes, conditions, acts, conduct, claims, circumstances or events arising out of or related to the Business, and no Seller Party nor any other Releasor will seek to recover any amounts in connection therewith or thereunder from any Released Person.

Section 5.4.Employee Matters.

(a)Each Seller agrees to use its commercially reasonable efforts to assist Buyer in its efforts to employ any employees of such Seller requested by Buyer, including those scheduled on Schedule 5.4(a)(i), and engage any independent contractors of Seller requested by Buyer, including those listed on Schedule 5.4(a)(ii). Buyer agrees to offer employment to substantially all of the employees of the applicable Seller set forth on Schedule 5.4(a)(i) which are employed by such Seller as of the Closing (including any replacements thereof). Any employees of any Seller who accept employment with Buyer, execute any documents required by Buyer to be executed in connection therewith and begin employment with Buyer are referred to herein collectively as the “Transferred Employees.”

(b)Buyer will have no obligation to offer employment to, and will have no Liability to, any employee of any Seller, including any employee who, on the Closing Date, is not actively employed by any Seller. Each Seller, as applicable, will bear all responsibility for, and related costs associated with the termination of any of its employees, including complying with applicable Laws. Prior to the Closing, the applicable Seller will terminate, effective no later than as of the close of business on the Business Day immediately preceding the Closing Date, all employees of such Seller who have not been made any offer of employment with Buyer or declined employment with Buyer. Simultaneously with such termination, the applicable Seller will pay each such terminated employee and each such terminated independent contractors all amounts owed and due under Law, and all other amounts due and owed (including termination or severance pay) in accordance with any contract or Law.

(c)Nothing contained in this Agreement, any Related Agreement or any other document contemplated hereby or thereby will confer upon any Transferred Employee or any other present or former employee of any Seller any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, any Related Agreement or any other document contemplated hereby or thereby, including any right to employment or continued employment or to any compensation or benefits that may be provided, directly or indirectly, under any employee benefit plan, policy or arrangement of Buyer, nor will anything contained in this Agreement, any Related Agreement or any other document contemplated hereby or thereby constitute a limitation on or restriction against the right of Buyer to amend, modify or terminate any such plan, policy or arrangement or compensation, benefits or other terms or conditions of employment.

(d)Each Seller and Buyer agree that such Seller will be liable for all Liabilities of such Seller with respect to the employees and independent contractors of such Seller (including all Transferred Employees) arising or accruing prior to the Closing Date and including any employment Taxes imposed with respect to any payments of compensation to employees and independent contractors arising in connection with the transactions contemplated by this Agreement, regardless of whether arising at or before the Closing, and Buyer will be and become liable for all employment-related Liabilities of the Transferred Employees and all Liabilities first arising after the Closing Date.

Section 5.5.License and Covenants Regarding Name. Following the Closing, except as otherwise provided in this Section 5.5 or in Section 5.2, Sellers shall retain the exclusive right, title, interest, and right to use the Excluded Seller IP. Notwithstanding anything to the contrary in this Agreement, except for the Referral Link (as defined herein), no Seller Party will (and each Seller Party will cause its Affiliates to not) use any trade name or trademark related to “Smokey’s” for the Business or for any Competitive Activity in the Restricted Area. Sellers may continue to advertise the “Smokey’s” trademark and brands, including by cross-promotion with retail and medical marijuana stores without regard to the location of such stores. Sellers hereby grant Buyer a royalty-free, fully-paid, 120-day, irrevocable, non-exclusive license and right to use and display the Sellers’ “Smokey’s” trademark (in any form) from and after the Closing in connection with the branding, advertising, or otherwise promoting the Locations set forth in part B. of the Recitals (“License”). Within 120 days after the Closing, Buyer shall remove or cause to remove any signage identifying “Smokey’s” from the Purchased Assets. Buyer shall use reasonable care to remove “Smokey’s” signage without damaging the same, shall notify the Seller Parties upon such removal, and shall allow the Seller Parties fourteen (14) days from the date of removal to collect such signage.

Section 5.6.Covenants Regarding Sellers’ Referral Link. From and after the Closing, and for the shortest of the duration of Sellers’ continuing operation of its on-going wholesale business, three (3) years, or such time as Buyer requests the removal of the Referral Link, Sellers will include a prominent link on the main website landing page for Sellers, “Smokey’s” brand and each location set forth in part B. of the Recitals hereto that refers visitors to such website to Buyer’s retail dispensary locations acquired by Buyer with the Business (the “Referral Link”). Such Referral Link will be in a form reasonable acceptable to Buyer, and resolve to Buyer’s website (as specified by Buyer from time to time). Sellers will ensure that the Referral Link remains active and working. Sellers will make necessary changes to the Referral Link within seven (7) days of receipt of Buyer’s notice, in the event that Buyer (in Buyer’s discretion) changes Buyer’s online presence or platform in a way that requires an update to the Referral Link. For the avoidance of doubt, Sellers will provide any and all business opportunities regarding the Business that may arise from the Referral Link and cause them to be passed onto Buyer, but nothing in this Section 5.6 obligates Sellers to refer to Buyer any business opportunities regarding Sellers’ wholesale marijuana business, the Retained Licenses, or the Relocated Licenses.

Section 5.7.Buyer Shaw Payment. In connection with the Closing, Buyer shall pay, or cause to be paid, $25,000 to Aaron Shaw by wire transfer of immediately available funds to a bank account or accounts designated in writing by Aaron Shaw prior to such payment (the “Buyer Shaw Payment”).

Section 5.8.Covenant Not to Dissolve. Until the later of (a) the Release Date and (b) the date on which all pending claims for indemnification pursuant to Section 8.1 have been resolved, each Equityholder hereby covenants and agrees not to, and covenants and agrees not to cause any Seller to, (i) take any action to file a certificate of dissolution or its equivalent with respect to any Seller; (ii) exercise any power under the applicable Law to dissolve any Seller; or (iii) petition for judicial dissolution of any Seller.

Section 5.9.Relocated Licenses.  As soon as reasonably practicable, but in no event later than ninety (90) days following the Closing Date, each Equityholder shall cause each Seller to relocate the applicable Relocated Licenses from the Garden City Location. If such Seller is unable to relocate the Relocated Licenses within such period of time, such Seller shall surrender the applicable Relocated Licenses within fifteen (15) days of the date which is ninety (90) days following the Closing.

ARTICLE VI.

CONDITIONS TO CLOSING

Section 6.1.Conditions to the Obligation of Buyer and Parent to Closing. The obligations of Buyer and Parent to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction at or before the Closing of all of the following conditions, any one or more of which may be waived by Buyer, in Buyer’s sole discretion:(a)Representations and Warranties. All of the representations and warranties made by any Seller Party in this Agreement must be (i) true and correct as of the date hereof and (ii) true and correct in all material respects at and as of the Closing as though made on the Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties must be true and correct in all material respects as of such specified date); provided, that, with respect to subpart (ii) of this Section 6.1(a), such representations and warranties that are qualified by Materiality Qualifiers (as so qualified) and the Fundamental Representations must be true and correct in all respects at and as of the Closing as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Article III.

(b)Covenants. Each Seller Party must have performed and complied in all material respects with all of their respective covenants, obligations and agreements in this Agreement to be performed and complied with at or before the Closing.

(c)Proceedings. No Legal Proceeding will be pending or threatened with respect to any Seller Party or the Business in which an unfavorable Order would: (i) prevent or materially impair the consummation of any of the transactions contemplated by this Agreement or any Related Agreement; or (ii) cause any of the transactions contemplated by this Agreement or any Related Agreement to be rescinded following consummation (and no such Order will be in effect).

(d)Sellers’ Deliveries. The applicable Seller must have delivered to Buyer or have caused to be delivered to Buyer each of the following documents at or before the Closing:

(i)a certificate executed by a duly authorized officer of each Seller and Equityholder, dated as of the Closing Date, certifying that (A) as to each Seller and Equityholder, as applicable, each of the conditions specified in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(e) 6.1(f) and 6.1(g) are satisfied in all respects, (B) attached thereto are true, complete and correct copies of the resolutions of the members of each Seller authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated herein and therein, as are then in full force and effect and (C) attached thereto are good standing certificates, dated as of a recent date prior to the Closing Date, from the Governmental Authority of the jurisdiction of each Seller’s incorporation or organization and each other jurisdiction in which such Seller is qualified to do business (the “Closing Certificate”);

(ii)the Bill of Sale, duly executed by each Seller;

(iii)the IP Assignment Agreement, duly executed by each Seller;

(iv)a copy of Schedule A (Effective Date of Change of Ownership) to any contingent Approval letter received by Buyer or any Seller from the MED that is fully-executed by each Seller;

(v)evidence of Approval of change of ownership from each of (A) the Town Hall of the town of Garden City, Colorado and (B) the City Clerk’s Office of the city of Fort Collins, Colorado;

(vi)duly completed and executed IRS Forms W-9 from each Seller Party and any other Person receiving any payments from Buyer pursuant to this Agreement or any Related Agreement;

(vii)no later than three Business Days prior to the Closing Date, a payoff letter from each lender of any Seller or other holder of Closing Date Repaid Indebtedness or any Encumbrance with respect to the Purchased Assets contemplated to be repaid on the Closing Date, reasonably acceptable to Buyer, including that all Encumbrances on the properties or assets of Seller, including any Purchased Asset, will automatically be released upon the satisfaction of the conditions in such letter (each, a “Payoff Letter”);

(viii) no later than three Business Days prior to the Closing Date, an invoice from each holder of Seller Transaction Expenses contemplated to be repaid on the Closing Date in customary form and reasonably acceptable to Buyer (the “Seller Transaction Expenses Invoices”);

(ix)the Garden City Lease Agreement, duly executed by the Garden City Owner;

(x)evidence reasonably satisfactory to Buyer of the release of all Encumbrances with respect to the Purchased Assets;

(xi)Lock-Up Agreements, duly executed by each Equityholder;

(xii)evidence reasonably satisfactory to Buyer of the consent or approval of, and the giving of all notices to, those Persons whose consent or approval is required, or who are entitled to notice, in connection with each Seller’s execution, delivery and performance of this Agreement and the Related Agreements to which such Seller is, or at the Closing will be, a party, and the consummation of the transactions contemplated hereby and thereby, including the consents of and notices to the Persons listed on Schedule 6.1(d)(xiii);

(xiii)such other instruments, documents and certificates as are required by the terms of this Agreement and the Related Agreements, or as may be reasonably requested by Buyer in connection with the consummation of the transactions contemplated herein; and

(xiv)a copy of Schedule A (Effective Date of Change of Ownership) to any contingent Approval letter received by Buyer or any Seller from the MED and any corresponding document from the town of Garden City, Colorado, and the city of Fort Collins, Colorado, that is fully-executed by each Seller.

(xv)evidence of the town of Garden City waiving any applicable Law and providing all applicable approvals regarding the relocation of the Relocated Licenses;

(e)No Material Adverse Effect. There will have been no event, fact, change or occurrence having a material and adverse effect on the Business or any of the Purchased Assets.

(f)Additional Real Estate Deliverables. The Fort Collins Lease Agreement will have been duly executed by Fort Collins Owner and the Buyer, and the Garden City Lease Agreement will have been duly executed by the Garden City Owner and Buyer.

(g)Regulatory Approvals. The Parties will have received the Approvals from each of (A) the city of Fort Collins, Colorado, (B) the town of Garden City, Colorado, and (C) the MED, each of which will be in full force and effect as of the Closing.

Section 6.2.Conditions to the Obligation of Seller Parties to Close. The obligations of each Seller Party to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction at or before the Closing of all of the following conditions, any one or more of which may be waived by Representative, in Representative’s sole discretion:(a) Representations and Warranties. All of the representations and warranties made by Buyer and Parent in this Agreement must be (i) true and correct as of the date hereof and (ii) true and correct in all material respects at and as of the Closing as though made on the Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties must be true and correct in all material respects as of such specified date); provided, however, that, with respect to subpart (ii) of this Section 6.2(a), such representations and warranties that are qualified by Materiality Qualifiers (as so qualified) must be true and correct in all respects at and as of the Closing as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Article IV.

(b)Covenants. Buyer and Parent must have performed and complied in all material respects with all of their respective covenants, obligations and agreements under this Agreement to be performed or complied with at or before the Closing, including, without limitation, the payment of the Purchase Price.

(c)Additional Real Estate Deliverables. The Fort Collins Lease Agreement will have been duly executed by Fort Collins Owner and the Buyer, and the Garden City Lease Agreement will have been duly executed by the Garden City Owner and Buyer.

(d)Buyer Deliveries. Buyer or Parent, as applicable, will have delivered to Representative each of the following at or before the Closing:

(i)a certificate executed by a duly authorized officer of each of Buyer and Parent, dated as of the Closing Date, certifying that each of the conditions specified above in Sections 6.2(a) and 6.2(b) is satisfied in all respects;

(ii)the Bill of Sale, duly executed by Buyer;

(iii)the IP Assignment Agreement, duly executed by Buyer;

(iv)the Garden City Lease Agreement, duly executed by Buyer and

(v)a copy of Schedule A (Effective Date of Change of Ownership) to any contingent Approval letter received by Buyer or any Seller from the MED and any corresponding document from the town of Garden City, Colorado, and the city of Fort Collins, Colorado, that is fully-executed by Buyer.

Section 6.3.Closing. The closing of the transactions contemplated by this Agreement and the Related Agreements (the “Closing”) will take place by email (in portable document format) transmission to the respective offices of legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, on the fourth Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby set forth in Section 6.1 and Section 6.2 (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other place, date and time as mutually agreed upon by the Parties (the “Closing Date”).

ARTICLE VII.

TERMINATION

Section 7.1.Termination.

(a)Termination Generally. This Agreement may be terminated at any time prior to the Closing as follows:

(i)Buyer, on its own behalf and on behalf of Parent, and Representative, on Representative’s behalf and on behalf of each Seller Party, may terminate this Agreement by mutual written consent;

(ii)Buyer, on its own behalf and on behalf of Parent, may terminate this Agreement by giving written notice to Representative: (A) in the event that any Seller Party breaches any representation, warranty, covenant, obligation or agreement contained in this Agreement in any respect, and such breach or breaches, individually or collectively, would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 6.1 to be satisfied, Buyer notifies Representative of the breach, and the breach, if capable of cure, continues without cure for a period of ten days after the notice of breach (provided that Buyer will not have the right to terminate this Agreement pursuant to this Section 7.1(a)(ii) if Buyer or Parent is then in breach of any of its respective representations, warranties, covenants, obligations or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.2 to be satisfied); (B) if the Closing has not occurred on or before one-hundred and twenty (120) days after the date in which the Parties submit a change of control application to the MED (the “Outside Date”) (unless the failure results primarily from Buyer breaching any representation, warranty, covenant, obligation or agreement contained in this Agreement); (C) an applicable Law or final, non-appealable Order by a U.S. federal or state court of competent jurisdiction will have enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement that prohibits the Closing; or (D) unilaterally, in its sole discretion; or

(iii)Representative, on Representative’s own behalf and on behalf of each Seller Party, may terminate this Agreement by giving written notice to Buyer: (A) in the event that Buyer breaches any representation, warranty, covenant, obligation or agreement contained in this Agreement in any respect, and such breach or breaches, individually or collectively, would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 6.2 to be satisfied, Representative notifies Buyer of the breach, and the breach, if capable of cure, continues without cure for a period of ten days after the notice of breach (provided that Representative will not have the right to terminate this Agreement pursuant to this Section 7.1(a)(iii) if any Seller Party is then in breach of any of its representations, warranties, covenants, obligations or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.1 to be satisfied); (B) if the Closing has not occurred on or before the Outside Date (unless the failure results primarily from any Seller Party breaching any representation, warranty, covenant or agreement contained in this Agreement); or (C) an applicable Law or final, non-appealable Order by a U.S. federal or state court of competent jurisdiction will have enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement that prohibits the Closing.

(b)Effect of Termination. The termination of this Agreement pursuant to Section 7.1(a) will not be deemed to release any Party from any Liability for breach of any representation, warranty, covenant, obligation or agreement contained in this Agreement (nor a waiver of any right in connection therewith) and will be in addition to any other right or remedy a Party has under this Agreement or otherwise. The exercise of a right of termination of this Agreement is not an election of remedies.

ARTICLE VIII.

INDEMNIFICATION

Section 8.1.Indemnification.

(a)Indemnification Obligations of each Seller Party. Each Seller Party will jointly and severally indemnify, defend and reimburse Buyer, Parent and their respective Affiliates and each of their respective Affiliates, officers, directors, managers, subsidiaries, employees, successors, assigns, agents and representatives (the “Buyer Indemnified Parties”) for and hold harmless each Buyer Indemnified Party from and against and be liable for any Damages related to or arising, directly or indirectly, out of, caused by or resulting from any of the following: (i) any Excluded Liability or Excluded Asset; (ii) any breach of any of the representations and warranties of any Seller Party in Article III; (iii) any breach of any term, provision, covenant or agreement contained in this Agreement or any of the Related Agreements by any Seller Party; (iv) any inaccuracy or misrepresentation in any certificate or other document or instrument delivered by any Seller Party or caused to be delivered by any Seller Party pursuant to any provision of this Agreement; (v) any broker, investment banker or adviser fees, or any other fees, costs or expenses incurred by or on behalf of any Seller Party in connection with this Agreement or any Related Agreement; (vi) any Pre-Closing Taxes, Transfer Taxes or other Taxes of any Seller; or (vii) any fraud, knowing or intentional misrepresentation or breach or willful misconduct on the part of any Seller Party. Notwithstanding anything contained herein to the contrary, the obligations of each Seller Party pursuant to clause (ii) of Section 8.1(a) (a) will not apply to the first $75,000 in Damages (the “Threshold”), and (b) will be limited to, and will not exceed, $750,000 (the “Cap”) in the aggregate for all Seller Parties; provided, however, that the Threshold and the Cap will not apply to any Damages resulting from breaches of Fundamental Representations or fraud or intentional, willful or fraudulent actions, misrepresentations or breaches. For purposes of calculating the amount of Damages arising out of or relating to any inaccuracy or breach of any representation or warranty in Article III, and the determination of whether a breach has occurred, all Materiality Qualifiers will be disregarded.

(b)Indemnification Obligations of Buyer and Parent. Buyer and Parent will jointly and severally indemnify, defend and reimburse each Seller Party and their respective Affiliates and each of their respective Affiliates, officers, directors, managers, subsidiaries, employees, successors, assigns, agents and representatives (the “Seller Indemnified Parties”) for and hold harmless each Seller Indemnified Party from and against and be liable for any Damages related to or arising, directly or indirectly, out of, caused by or resulting from any of the following: (i) any breach of any of the representations and warranties of Buyer or Parent in Article IV; (ii) any breach of any term, provision, covenant or agreement contained in this Agreement or any of the Related Agreements by Buyer; (iii) any fraud, knowing or intentional misrepresentation or breach or willful misconduct on the part of Buyer or Parent; or (iv) any Assumed Liabilities.

(c)Survival. The representations and warranties contained in this Agreement or in any Related Agreement, and all related rights to indemnification, will survive the Closing as follows: (i) all of the representations and warranties of the Seller Parties contained in this Agreement and the Closing Certificate, in each case, other than the Fundamental Representations, will survive the Closing and terminate on the date that is 18 months after the Closing Date and (ii) the Fundamental Representations, including the

Fundamental Representations referenced in the Closing Certificate, will survive the Closing and will terminate 60 days following the expiration of the applicable statute of limitations. All other covenants, obligations and agreements contained in this Agreement will survive the Closing for the later of (a) three years following the Closing Date or (b) 90 days following the date on which such covenant is fully performed.

(d)Recovery. If and to the extent that any Buyer Indemnified Party or Seller Indemnified Party is entitled to indemnification pursuant to this Agreement (after giving effect to the limitations on indemnification set forth in Section 8.1(a)), such Buyer Indemnified Party or Seller Indemnified Party will recoup all or any portion of any Damages to which such Buyer Indemnified Party or Seller Indemnified Party is entitled by directing cash payment of, and the Seller Parties or Buyer and Parent, respectively, will pay, monetary Damages from the Seller Parties or Buyer and Parent, respectively; provided that, subject to the Cap, Buyer may instead elect to offset such Damages, at Buyer’s sole option, (i) from the Cash Holdback Amount, (ii) by reducing the number of Deferred Shares issued or issuable pursuant to Section 2.2(b), (iii) by directing Parent to cancel a number of Shares of Parent Common Stock held by any Seller, Equityholder, or their respective Affiliates on the books and records of Parent (such number of shares of Parent Common Stock to be determined by dividing the amount of such Damages by the Per Parent Share Price, rounded down to the nearest whole share) or (iv) from any amounts owed by Buyer or Parent to any Seller Party pursuant to this Agreement. Such remedies are not exclusive of any other remedies the Buyer Indemnified Party may exercise at law or in equity to satisfy each Seller Party’s indemnification obligations hereunder.

(e)Cash Holdback Amount and Deferred Shares. On the Release Date, the Cash Holdback Amount, less any amounts that have been released to compensate any Buyer Indemnified Party for Damages as provided in this Section 8.1 or to compensate a Deficiency as provided in Section 2.3(b), will be released to Sellers in accordance with their Pro Rata Portions; provided, that any portion of the Cash Holdback Amount and the Deferred Shares issuable pursuant to Section 2.2(b) that is necessary to satisfy any pending claims for indemnification pursuant to this Section 8.1 specified in a written notice delivered to Representative prior to 11:59 p.m., Mountain Time, on the Release Date will not be issued or paid to the Sellers or Equityholders (as applicable) hereunder until final resolution of all such claims, at which time the amount of the Cash Holdback Amount held back or the applicable number of Deferred Shares which were not issued to satisfy such pending claims, to the extent not issued or released for purposes of compensating any Buyer Indemnified Party for Damages as provided in this Section 8.1 will be, as applicable, released to Sellers and issued to Equityholders (on behalf of Sellers) in accordance with their respective Pro Rata Portions. Each Party will cooperate, and cause any Affiliate to cooperate, in timely making all filings, Tax Returns, reports, claims for refund and forms as may be required in connection with the foregoing to comply with all applicable Laws. Upon request, Buyer, each Seller Party, and Representative, as applicable, will provide each other with the information that either party reasonably requests in connection with its Tax reporting obligations under applicable Law. Any portion of the Cash Holdback Amount that has been not been released for purposes of compensating any Buyer Indemnified Party for Damages as provided in this Section 8.1 or to compensate a Deficiency as provided in Section 2.3(b) may be cancelled by, or released to, Parent.

ARTICLE IX.

MISCELLANEOUS

Section 9.1.Miscellaneous.

(a)Governing Law and Venue. This Agreement and the agreements executed in connection herewith will be governed by the laws of the State of Colorado (regardless of the laws that might otherwise govern under applicable principles of conflicts of law of the State of Colorado) as to all matters including, but not limited to, matters of validity, construction, effect, performance and remedies. The Parties irrevocably consent and agree to the exclusive jurisdiction of the State and Federal courts sitting in the State of Colorado.

(b)Specific Performance. The Parties agree that if any party hereto is obligated to, but nevertheless does not, perform any covenant, agreement or obligation set forth in this Agreement or any of the Related Agreements, then any other party, in addition to all other rights or remedies such party may have, will be entitled to the remedy of specific performance mandating that the other party or parties perform such covenant, agreement or obligation. In an action for specific performance by any party against any other party, the other party will not plead adequacy of damages at law.

(c)Further Assurances. From time to time after the Closing Date, at Buyer’s request, and without further consideration from Buyer or Parent, the applicable Seller Party will execute and deliver such other instruments of conveyance and transfer and take such other actions as Buyer reasonably may require to convey, transfer to and vest in Buyer and to put Buyer in possession of the Purchased Assets. Following the Closing, each applicable Seller Party shall promptly redirect any inquiries related to the Business, the Purchased Assets, or the Assumed Liabilities (including any inquiries made through domain names used in the Business prior to the Closing) to Buyer.

(d)Waiver of Compliance; Consents. Any failure of any Seller Party, on the one hand, or Buyer or Parent, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by Buyer or by Representative, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party hereto, such consent will be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.1(d).

(e)Expenses. Each Party will pay its own legal, accounting and other expenses incurred by such Party or on its behalf in connection with this Agreement and the transactions contemplated herein and all such fees incurred by any Seller Party and any of their Affiliates at or prior to the Closing are deemed Excluded Liabilities.

(f)Legend. Each Seller Party acknowledges and agrees that the certificates representing Parent Common Stock pursuant to this Agreement may contain a legend in a form acceptable to Parent in its sole discretion.

(g)Notices. All notices and other communications hereunder will be in writing and will be deemed received (i) on the date of delivery if delivered personally or by messenger service, (ii) on the date of confirmation, by reply email, of receipt of transmission by email (or, the first Business Day following such receipt if (x) the date is not a Business Day or (y) confirmation of receipt is given after 5:00 p.m., Mountain Time) or (z) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., Mountain Time), to the Parties at the following addresses or email addresses (or at such other addresses or email addresses for a Party as will have been specified by like notice):

if to Buyer or Parent, to:

Schwazze

4880 Havana Street, Suite 201

Denver, Colorado 80239

Attention: Dan Pabon

Email Address: dan@schwazze.com

with a copy to (not constituting notice):

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

Attention: Kester Spindler

Email Addresses: kspindler@perkinscoie.com

if to Representative or any Seller Party, to:

Cannabis Care Wellness Centers, LLC

Green Medicals Wellness Center #5, LLC

c/o Melinda Kadinger

4255 Rainbow Ln.

Loveland, CO 80537

Attention: Melinda Kadinger

Email Address: admin@smokeys420.com

with a copy to (not constituting notice):

Hassan + Cables LLC

1035 Pearl Street, Suite 200

Boulder, CO 80302

Attention: David Wunderlich

Email Address: david@hassancables.com

(h)Appointment of Representative as Agent. Each Seller Party (a) hereby irrevocably constitutes and appoints Representative as such Seller Party’s agent, attorney in fact and representative, with full power to do any and all things on behalf of such Seller Party, and to take any action required or contemplated to be taken by such Seller Party, under this Agreement or any Related Agreement (including any amendments, waivers or modifications of this Agreement) and (b) will be bound by all actions taken by Representative regarding this Agreement or any Related Agreement or in connection with any transaction contemplated hereby or thereby. Buyer and Parent will at all times (i) be entitled to rely upon any communication with Representative as being binding with respect to each Seller Party, (ii) have no obligation to otherwise communicate with any Seller Party (including indemnification matters) and (iii) not be liable to any Seller Party for any action taken or omitted to be taken by Buyer or Parent.

(i)Risk of Loss. Each Seller will bear all risk of loss, destruction, or damage to any of the Purchased Assets of such Seller occurring prior to the Closing, regardless of circumstance. Buyer will have no responsibility with respect thereto.

(j)Press Release and Public Announcements. Except as otherwise required by Law, no Seller Party will, and will not permit any of their respective Affiliates, representatives or advisors to, issue or cause the publication of any press release or make any other public announcement, including any tombstone advertisements or any announcements to employees, customers or suppliers of any Seller or the Business with respect to the transactions contemplated by this Agreement and the Related Agreements without the prior written consent of Buyer. Notwithstanding anything in this Agreement to the contrary, following the Closing, Buyer, Parent, or any of their respective Affiliates, representatives or advisors may issue or cause the publication of any press release or make any other public announcement, including any tombstone advertisements, with respect to the transactions contemplated by this Agreement and the Related Agreements without the prior written consent of Representative. Notwithstanding anything to the contrary in this Section 9.1(j), Parent will not file an 8-K form regarding entry into a material definitive agreement regarding this Agreement until the date which is two days following the date hereof.

(k)Partial Invalidity. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(l)Interpretation. In this Agreement: (a) headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement; (b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph, Article or Section where they appear); (c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise; (d) unless otherwise required by the context in which they appear, the terms “assets” and “properties” are used interchangeably; (e) unless expressly stated herein to the contrary, reference to any document (except for any reference to a document in the Disclosure Schedule) means such document as amended or modified and as in effect from time to time pursuant to the terms thereof; (f) unless expressly stated herein to the contrary, reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder; (g) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”; (h) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of” such item or “under” such item or any similar relationship regarding such item; (i) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; (j) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule, Disclosure Schedule, or Exhibit is to an article, section, schedule, the Disclosure Schedule, or exhibit, respectively, of this Agreement; (k) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day; (l) with respect to all dates and time periods in or referred to in this Agreement, time is of the essence; (m) the terms “shall” and “will” are used interchangeably; and (n) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof. All dollar ($) references in this Agreement are to United States dollars and all amounts that are to be calculated or paid hereunder will be calculated or paid in United States dollars. The Parties acknowledge and agree that any reference herein or in the Disclosure Schedule to documents having been furnished, delivered, made available or disclosed to Buyer, or words of similar import, will be deemed to refer to such documents as were made available and accessible to Buyer and Buyer’s representatives for their review by posting (and not subsequently removing) to the “Project Smoke” folder in the electronic data room hosted by Dropbox.com before 5:00 p.m., Mountain Time, on the date that is three (3) Business Days prior to the date hereof.

(m)Assignment. This Agreement and all of the provisions hereof and the other documents or agreements contemplated hereby will be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder or under any of the other documents or agreements contemplated hereby will be assigned by any Seller Party without the prior written consent of Buyer. Each Seller Party specifically consent to the assignment by Buyer or Parent of such Person’s rights under this Agreement and the other documents or agreements contemplated hereby to such Person’s successors and assigns.

(n)Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed will be an original, but all of such counterparts will together constitute but one and the same instrument. This Agreement, which term as used throughout includes the Exhibits and Schedules hereto, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein.

(o)Entire Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

[Signature Pages Follow]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Asset Agreement, whereupon it will constitute the agreement of the Parties with respect to the subject matter hereof.

BUYER:
SMOKE HOLDCO, LLC

By:	Schwazze Colorado, LLC
Its:	Sole Member
By:	Medicine Man Technologies, Inc.
Its:	Sole Member

By:
Name:	Dan Pabon
Title:	General Counsel and Chief Government Affairs Officer

PARENT:
MEDICINE MAN TECHNOLOGIES, INC. (D/B/A SCHWAZZE)

By:
Name:	Dan Pabon
Title:	General Counsel and Chief Government Affairs Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

SELLERS:

Cannabis care wellness centers, llc (d/b/a smokey’s)

By:
Name:	Thomas Jerome Wilczynski
Title:	Manager

GREEN MEDICALS WELLNESS CENTER #5, LLC (D/B/A SMOKEY’S)

By:
Name:	Thomas Jerome Wilczynski
Title:	Manager

EQUITYHOLDERS:

Jeremy Ryan Lewchuk

Thomas Jerome Wilczynski

t&B holdings llc

By:
Name:	Todd Wayne Campbell
Title:	Managing Member

REPRESENTATIVE:

Thomas Jerome Wilczynski, solely in his capacity as
the Representative of the Seller Parties

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

EXHIBIT A

DEFINITIONS

“Accounts Receivable” means any trade accounts receivable, notes receivable, credit card receivables and other receivables of any Seller.

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by or is under common control with, such Person. A Person will be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by Contract or otherwise.

“Application Fees” means all change of ownership fees paid to a Governmental Authority with respect to Buyer’s acquisition of the Purchased Assets.

“Approval” or “Approvals” means any and all approvals from MED, the City Clerk’s Office of the city of Fort Collins, the Town Hall of the town of Garden City, or any other Governmental Authority that are required under applicable Law for (a) the transfer by any Seller to Buyer of any Permit (b) the consummation of the transactions contemplated by this Agreement; and (c) the Modification Applications.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit B.

“Business Day” means a day other than Saturday, Sunday or any bank holiday in Denver, Colorado.

“Contract” means any contract, agreement, understanding, commitment, purchase order, warranty or guarantee, license, use agreement, lease (whether for real estate, a capital lease, an operating lease or other lease), instrument or note, in each case, whether oral or written.

“Damages” means any losses, costs, damages, Liabilities, Taxes, expenses, Legal Proceedings or Orders (including reasonable legal fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing), whether asserted by third parties or incurred or sustained in the absence of third-party claims.

“Employee Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, equity bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, welfare, tuition reimbursement, disability, sick pay, holiday, vacation, employment, consulting, independent contractor, personal services, retention, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, loan, fringe benefit or other compensation or benefit plan, fund, policy, program, practice, Contract or arrangement of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA), whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (a) that is sponsored, maintained, contributed to or required to be contributed to by any Seller or any ERISA Affiliate (or to which any Seller or ERISA Affiliate is a party) and that covers or benefits any current or former employee, officer, director, manager, consultant, independent contractor or other service provider of or to any Seller (or any spouse, domestic partner, dependent or beneficiary of any such individual), or (b) with respect to which any Seller has (or could have) any Liability (including any contingent Liability).

“Encumbrance” means any security interest, lien (including any mechanic’s lien, materialmen’s lien or Tax lien), restriction, claim, pledge, encumbrance, mortgage, deed of trust, option, restriction on transfer, imperfection of title, easement, encroachment, preemptive right, right of first refusal, right of first offer or charge of any kind or nature, whether consensual, statutory or otherwise.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person, trade or business that, together with any Seller, is (or, at any time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“Excluded Seller IP” has the meaning set forth on Schedule 1.1(b).

“Fort Collins Lease Agreement” means that certain Lease Agreement, by and between Buyer and Fort Collins Owner, commencing at the Closing, in substantially the form attached hereto as Exhibit E.

“Fort Collins Owner” means 5740 South College Avenue, LLC, a Colorado limited liability company.

“Fundamental Representations” means the representations and warranties set forth in Section 3(a), Section 3(b), Section 3(c), Section 3(d), Section 3(e), Section 3(j), Section 3(k), Section 3(l), Section 3(r) and Section 3(t).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Garden City Lease Agreement” means that certain Lease Agreement between Buyer and Garden City Owner, providing Buyer with possession of the portion of the Garden City Location related to the Purchased Licenses for a period commencing at the Closing, in substantially the form attached hereto as Exhibit F.

“Garden City Owner” means Tom Wilczynski as to a 75% interest, and  END-IRA, Inc. FBO Jeremy R. Lewchuk IRA, as to a 25% interest, as Tenants in Common, individually, and jointly and severally.

“Governmental Authority” means any nation, state or province or any municipal or other political subdivision thereof, and any agency, commission, department, board, bureau, official, minister, tribunal or court, whether national, state, provincial, local, non-U.S., multinational or otherwise, exercising executive, legislative, judicial, regulatory, taxing or administrative functions of a nation, state or province or any municipal or other political subdivision thereof, and any arbitrator or arbitral body.

“Indebtedness” means, without duplication, any Liability under or for any of the following (excluding any trade payable incurred in the ordinary course of business), including any accrued interest, fees or other expenses regarding any of the foregoing, including any prepayment penalties or premiums, consent fees, break fees or similar payments or contractual charges: (a) indebtedness for borrowed money (including as a guarantor or if guaranteed or for which a Person is otherwise liable or responsible, including an obligation to assume indebtedness); (b) note, bond, debenture or similar instrument (including a letter of credit); (c) surety bond; (d) swap, hedging or similar Contract; (e) capital lease; (f) banker acceptance; (g) purchase money mortgage, indenture, deed of trust or other purchase money lien or conditional sale or other title retention Contract; (h) the deferred purchase price of property or services with respect to which such Person is liable (regardless of how structured), contingently or otherwise, as obligor or otherwise; or (i) Liability secured by any Encumbrance on any asset or property.

“IP” means, collectively: (a) all rights (anywhere in the world, whether statutory, common law or otherwise) in or affecting intellectual or industrial property or other proprietary rights, including with respect to the following: (i) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions; (ii) copyrights and registrations and applications therefor, works of authorship, “moral” rights and mask work rights; (iii) domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (iv) telephone numbers; (v) trademarks, trade dress, trade names, logos and service marks, together with the goodwill symbolized by or associated with any of the foregoing and any applications, registrations and renewals therefore; (vi) all technology, ideas, research and development, inventions, manufacturing and operating specifications and processes, schematics, know-how, formulae, customer and supplier lists, shop rights, designs, drawings, patterns, trade secrets, confidential information, technical data, databases, data compilations and collections, web addresses and sites, software, computer architecture, and documentation; (vii) all other intangible assets, properties or rights; and (viii) the right to file applications and obtain registrations for any of the foregoing and claim priority thereto; (b) all claims, causes of action and rights to sue for past, present and future infringement or misappropriation of the foregoing, and all proceeds, rights of recovery and revenues arising from or pertaining to the foregoing; and (c) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IP Assignment Agreement” means the Intellectual Property Assignment Agreement, in substantially the form attached hereto as Exhibit C.

“Law” means any applicable provision of any constitution, treaty, statute, law (including the common and civil law), rule, regulation, ordinance, guidance, code or order enacted, adopted, issued or promulgated by any Governmental Authority, excluding any federal laws and regulations in connection with the manufacturing, sale and/or trafficking of marijuana.

“Legal Proceeding” means any claim (whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority) or other action, suit, arbitration, mediation, claim, audit, investigation, demand, hearing, petition, dispute, controversy, complaint, charge, inquiry, litigation, proceeding or administrative investigation.

“Liability” means any obligation or liability of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent, due or to become due, or otherwise.

“Lock-up Agreements” means the Lock-up Agreements in substantially the form attached hereto as Exhibit D.

“Marijuana Inventory” means saleable marijuana products located at the Locations, including marijuana flower, trim, concentrate or infused product, which is not spoiled, unusable, expired or otherwise non-saleable.

“Materiality Qualifier” means any qualification for or references to “materially,” “materiality,” “material,” “in all material respects” and words of similar import.

“MED” means the Colorado Marijuana Enforcement Division.

“Order” means any order, conciliation, settlement, stipulation, ruling, requirement, notice, directive, award, decree, judgment or other determination of any Governmental Authority.

“Ordinary Course of Business” means, with respect to each Seller, the ordinary course of business of such Seller consistent with its past regular custom and practice, including, as applicable, with respect to quantity and frequency.

“Owned IP” means all each Seller’s IP other than IP licensed to any Seller pursuant to a written license agreement.

“Parent Common Stock” means unregistered shares of the common stock, par value $0.001, of Parent.

“Per Parent Share Price” means the price per share as of the market close on the first trading day immediately preceding (a) the Closing Date (with respect to the Stock Consideration paid at Closing), (b) the Release Date (with respect to the Deferred Shares) or (c) the date on which all outstanding claims have been resolved pursuant to Section 8.1(e) (with respect to any unissued Deferred Shares).

“Permit” means any permit, registration, approval, license, certificate or authorization issued by any Governmental Authority or quasi-governmental or self-regulatory body, including each of the Purchased Licenses.

“Person” means any Governmental Authority, individual, partnership, limited liability company, association, corporation or other entity or organization.

“Personal Information” means any information that alone or in combination with other information can be used to specifically identify any natural Person, together with any other information that is combined with or linked to any of the foregoing information and including all de-identified data and all aggregated data derived from any of the foregoing information.

“Pro Rata Portion” means (a) with respect to Sellers: (i) with respect to Cannabis Care, 50% and (ii) with respect to Green Medicals, 50%; and (b) with respect to Equityholders, (i) with respect to Wilczynzki, 36.25%, (ii) with respect to Lewchuk, 36.25%, and (iii) with respect to T&B, 27.50%.

“Processed” or “Processing” means any operation performed on data or information, including the collection, creation, receipt, access, use, handling, compilation, processing, analysis, monitoring, maintenance, storage, purchase, sale, transmission (including cross-border), transfer, protection, disclosure, deletion, destruction, or disposal of data or information.

“Redemption Agreement” means that certain Membership Interest Redemption Agreement by and among Cannabis Care, Green Medicals, and each of the Equityholders, of equal date hereto, whereby, following the Closing, Sellers will redeem the membership interests of Lewchuk and T&B, a complete, correct, and accurate copy of which has been made available to Buyer.

“Registered IP” means any Owned IP that is the subject of an application or registration with any Governmental Authority, including any domain name registration and any application or registration for any patent, copyright or trademark.

“Registered Parent Common Stock” means the shares of the common stock, par value $0.001, of Parent registered pursuant to the Securities Act, as amended.

“Related Agreements” means the Bill of Sale, the Closing Certificates, the Lock-Up Agreements, the IP Assignment Agreement, the Garden City Lease Agreement, the Fort Collins Lease Agreement, the Supply Agreement, and all other documents, agreements and instruments executed and delivered in connection with this Agreement.

“Seller Shaw Payment” means that certain payment of $125,000 to Aaron Shaw, an individual, which will be treated as a Seller Transaction Expense at Closing

“Seller IP” means any and all IP used, held for use, owned or purported to be owned (in whole or in part) by any Seller or licensed to any Seller, in each case, in connection with the Business. Seller IP does not include any Excluded Seller IP.

“Sellers’ Knowledge” means the actual or constructive knowledge of each Equityholder, Melinda Kadinger and Todd Wayne Campbell after reasonable inquiry and investigation (including due inquiry of Persons knowledgeable about the subject matter thereof).

“Seller Parties” means, collectively, each Seller and each Equityholder.

“Seller Transaction Expenses” means all fees and expenses incurred by or on behalf of any Seller Party or any of their Affiliates at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Related Agreements, including: (a) any brokerage fees and any other fees and disbursements of lawyers, accountants, investment bankers and other advisors and service providers, (b) any transaction, incentive or stay bonus or termination or change of control payment payable to any Person by any Seller Party or their Affiliates as a result of the Closing, (c) the fees and expenses of the creation and maintenance of the electronic data room hosted by Dropbox.com, (d) any fees, expenses or other liabilities to the extent incurred by or at the direction of any Seller Party or otherwise relating to any Seller Party’s obtaining any consent or waiver for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of any Seller Party or any of their respective Affiliates in connection with the consummation of the transactions contemplated hereby, (e) any Transfer Taxes and (f) the Seller Shaw Payment.

“Supply Agreement” means that certain Supply Agreement of equal date hereto related to the purchase of wholesale marijuana and marijuana products by Buyer from Seller or Seller’s Affiliates, substantially in the form attached hereto as Exhibit G.

“Tax” means (a) all federal, state, local, and non-U.S. income, gross receipts, sales, use, production, ad valorem, value-added, alternative or add-on minimum, intangible, goods and services, capital stock, transfer, franchise, registration, profits, capital gains, business, license, lease, service, service use, withholding, payroll, social security, disability, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes of any kind whatsoever, whether disputed or not, including liabilities under escheat and unclaimed property Laws, (b) all other fees, assessments or charges in the nature of a tax, (c) any fine, penalty, interest or addition to tax with respect to any amounts of the type described in (a) and (b) above, and (d) any Liability for the payment of any amounts of the type described in clauses (a)-(c) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of a tax sharing, tax allocation or tax indemnification Contract, as a transferee or successor, by operation of Law or otherwise.

“Tax Return” means any return, declaration, report, filing, estimate, claim for refund, information return, statement or other similar document relating to any Tax, including any schedule or attachment thereto and including any amendment thereof, that is filed or required to be filed with any Governmental Authority or provided or required to be provided to a payee.

“Trinidad Agreement” means, collectively, that certain Asset Purchase Agreement dated March 5, 2021, by and between CC Trinidad LLC and M&M Distributing LLC, a Colorado limited liability company, that certain Contract to Buy and Sell Real Estate (Commercial) dated February 26, 2021 by and between 422 Commercial LLC and John Micheliza, Trustee of the John E. Micheliza Trust UD May 22, 2007, as amended, Joseph DeAngelis and Geraldine DeAngelis, Trustees of the Joseph DeAngelis and Geraldine DeAngelis Revocable Trust UD May 22, 2007, Nicholas Reyes, Michael Reyes and Alicia Reyes, Trustees of the Judith A. Reyes Revocable Trust,

U/T/D May 24, 2007, that certain limited liability company operating agreement of CC Trinidad, LLC, and that certain limited liability operating agreement of 422 Commercial, LLC, none of which have been made available to Buyer.

EXHIBIT B

FORM OF BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

[omitted]

EXHIBIT C

FORM OF IP ASSIGNMENT

[omitted]

EXHIBIT D

FORM OF LOCK-UP AGREEMENT

[omitted]

EXHIBIT E

FORT COLLINS LEASE AGREEMENT

[omitted]

EXHIBIT F

GARDEN CITY LEASE AGREEMENT

[omitted]

EXHIBIT G

SUPPLY AGREEMENT

[omitted]